INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

PRESS RELEASE	February 10, 2017

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

Invictus MD Announces $15,015,000 Bought Deal Private Placement of Units

VANCOUVER, BC, February 10, 2017 – INVICTUS MD STRATEGIES CORP. (“Invictus MD” or the “Company”) (CSE: IMH; OTC: IVITF; FRA: 8IS) is pleased to announce today that it has entered into an agreement with Canaccord Genuity Corp. and Eventus Capital Corp. as co-lead underwriters (collectively, the "Underwriters") pursuant to which the Underwriters have agreed to purchase, on a bought deal private placement basis 9,100,000 units of the Company (the "Units"), at a price of $1.65 per Unit (the "Offering Price") for aggregate gross proceeds to the Company of $15,015,000 (the "Offering").

The Company has agreed to grant the Underwriters an over-allotment option to purchase up to an additional 1,365,000 Units at the Offering Price, exercisable in whole or in part at any time for a period of 48 hours prior to the closing of the Offering. In the event the over-allotment option is exercised in full, the aggregate gross proceeds of the Offering will be C$17,267,250.

Each Unit will be comprised of one common share of the Company and one half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant will be exercisable to acquire one common share (a "Warrant Share") for a period of 18 months following the closing date of the Offering at an exercise price of $2.35 per Warrant Share. The Warrants will be subject to a forced exercise provision if the Company's daily volume weighted average share price on the Canadian Securities Exchange (or such other stock exchange the Company may be trading on) is greater than $3.75 for 10 consecutive trading days. Net proceeds from the Offering will be used for expansion plans for the Company’s assets and for general working capital purposes.

Closing of the Offering is expected to occur on or about March 2, 2017. The Offering is in the form of a bought deal private placement (i) in Canada to "accredited investors" within the meaning of National Instrument 45-106 and other exempt purchasers in each province of Canada, as agreed upon by the Issuer and the Underwriters, (ii) in the United States in accordance with exemption to the registration requirement under applicable United States securities law, and (iii) outside Canada and the United States on a basis which does not require the qualification or registration of any of the common shares, Warrants, Warrant Shares of the Issuer.

info@invictus-md.com www.invictus-md.com

INVICTUS MD Increasing Shareholder Value by Combining Organic Growth with a Disciplined Acquisition Philosophy

The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any State in which such offer, solicitation or sale would be unlawful.

About Invictus MD Strategies Corp.

Invictus MD Strategies Corp. is focused on three main verticals within the burgeoning Canadian cannabis sector: Licensed Producers under the ACMPR.; Fertilizer and Nutrients through Future Harvest Development Ltd.; and Cannabis Data and Delivery, with its wholly owned subsidiary Poda Technologies Ltd.

For more information, please visit www.invictus-md.com.

On Behalf of the Board,
Dan Kriznic
Chairman & CEO
604-368-6437

Larry Heinzlmeir
Vice President, Marketing & Communications
604-537-8676

Cautionary Note Regarding Forward-Looking Statements: This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws or forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements in this news release, other than statements of historical facts, including statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are forward-looking statements and contain forward-looking information. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as “intends” or “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would” or “occur”. Forward-looking statements are based on certain material assumptions and analysis made by the Company and the opinions and estimates of management as of the date of this press release, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements or forward-looking information. Important factors that may cause actual results to vary, include, without limitation; the timing and receipt requisite approvals. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial outlook that are incorporated by reference herein, except in accordance with applicable securities laws. We seek safe harbour.

info@invictus-md.com www.invictus-md.com